Room 4561
February 10, 2006

Mr. Shum Mukherjee
Chief Financial Officer
OpenTV Corp.
275 Sacramento Street
San Francisco, CA 94111

      Re:	OpenTV Corp.
      Form 10-K for Fiscal Year Ended December 31, 2004
		Filed March 16, 2005
		Form 10-Q for the period Ended June 30, 2005
		Filed August 9, 2005
		File No. 000-15473


Dear Mr. Mukherjee,

      We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K Filed March 16, 2005

Consolidated Statements of Operations, page F-4

1. We have reviewed your response to prior comment 4 from our letter
dated January 6, 2006.  Your response indicates that, because of the
difficulty in accurately allocating certain costs across revenue streams, you do not believe that a presentation of cost of revenues by revenue source would have been material to investors.  Please note
that Rule 5-03(b)(2) identifies required disclosure, and does not provide for alternative presentations based on the most readily available information. Further, a conclusion that information required by Rule 5-03(b)(2) is not material does not appear consistent with the guidance in Rules 4-01(a) and 5-03(a) of Regulation S-X. In view of these considerations, modify your presentation to comply with the requirements of Rule 5-03(b)(2) of
Regulation   S-X.  Alternatively, explain in greater detail why
you
your believe your current presentation complies with Rule 5-
03(b)(2).

Notes to the Consolidated Financial Statements, page F-7

Note 15, Segment Information, page F-35

2. We have reviewed your response to our prior comment 9 regarding your presentation of certain non-GAAP measures. We note that you are supporting your use of such non-GAAP measures under Item 10(e) of Regulation S-K and not under SFAS 131. However, while your response does explain why you believe your disclosures comply with the requirement of Item 10(e)(1)(i), it does not seem to address how you believe you comply with Item 10(e)(1)(ii). As previously requested, please tell us how your current presentation fully complies with Item
10(e) of Regulation S-K. As part of your response, explain, in reasonable detail, how you have considered the guidance provided under questions 8 and 9 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Separately address each adjusting item and each measure presented. We may have further comment.

Form 10-Q Filed August 9, 2005

Notes to Condensed Consolidated Financial Statements, page 5

Note 6, NASCAR and Sun Amendments, page 8

3. We have reviewed your response to our prior comment 11 regarding the amendment to your agreement with Sun Microsystems. Your response does not address every element of our comment in that you do not explain the future benefit you may receive from the agreement or how this corresponds to your accounting for the payment to Sun. In this regard, we understand from your response that you have taken a charge for the full amount of your payment to Sun notwithstanding the future benefit you might receive from the agreement. Accordingly, describe the future benefits you expect to receive under this arrangement and explain how these benefits were considered in determining the amount and timing of the charge.

4. Explain to us how you considered the guidance of FIN 14 in determining the amount of the charge recorded in the fourth quarter of 2004.

5. Your response to prior comment number 11 indicates that you regularly reassessed your assumptions regarding estimated future deployments of units incorporating Sun`s software. Explain to us the frequency and underlying assumptions of the assessments performed between 1998 and 2004. As part of your response, explain how the volume of actual deployments over the period compared to the volume of deployments projected as of the beginning of the arrangement term.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

      You may contact Chauncey Martin, Staff Accountant, at (202)
551-3441 or me at (202) 551-3489 if you have any questions regarding these comments.


							Very truly yours,


							Brad Skinner
						Accounting Branch Chief
Shum Mukherjee
OpenTV Corp.
February 10, 2006
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